Filed pursuant to Rule 433

Supplementing Preliminary Prospectus dated May 25, 2011

Registration No. 333-156265

Markel Corporation

$250,000,000 5.35% Senior Notes Due 2021

Term Sheet

Issuer:	Markel Corporation

Security Type:	SEC Registered Senior Notes

Anticipated Ratings / Outlook:*	Moody’s: Baa2 (Stable), S&P: BBB (Negative), Fitch: BBB (Stable)

Principal Amount:	$250,000,000

Trade Date:	May 25, 2011

Settlement Date (T+4):**	June 1, 2011

Maturity Date:	June 1, 2021

Interest Payment Dates:	Semi-annually in arrears on June 1 and December 1 of each year

Initial Interest Payment Date:	December 1, 2011

Coupon:	5.35%

Benchmark Treasury:	3.125% due May 15, 2021

Benchmark Price / Yield:	100-00+/ 3.123%

Spread to Benchmark:	+225 basis points

Yield to Maturity:	5.373%

Net Proceeds to Issuer before Expenses:	$247,935,000

Price to Public:	99.824%

Optional Redemption:	Make-whole call at any time at Treasury Rate plus 35 basis points. See “Description of the Notes—Optional Redemption” in the preliminary prospectus supplement for more information.

Denominations:	$1,000 and integral multiples of $1,000

CUSIP/ISIN:	570535 AJ3 / US570535AJ39

Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC Loop Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the notes will be made against payment therefor on or about June 1, 2011, which will be the fourth business day following the date hereof (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next succeeding business day should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.